UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DUO WORLD, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

266037 100

(CUSIP Number)

March 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[  ]   Rule 13d-1(c)

[X]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 266037 100	13G/A

1	NAMES OF REPORTING PERSONS Peter J. Smith/Argentum 47, Inc. (f/k/a Global Equity International, Inc.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Voluntarily withheld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	4,748,233 (1)

	6	SHARED VOTING POWER	-0-

	7	SOLE DISPOSITIVE POWER	4,748,233 (1)

	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,233 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 9.01 % of Common Stock (1)

12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

These 4,748,233 shares of common stock are held of record by Argentum 47, Inc. (formerly known as Global Equity International, Inc.). Peter J. Smith, President and Chief Executive Officer of Argentum 47, Inc., has sole voting and dispositive power over such shares.

13G/A

Item 1.

(a)	Name of Issuer

Duo World, Inc.

(b)	Address of Issuer’s Principal Executive Offices

c/o Duo Software (Pvt.) Ltd., No. 403 Galle Road, Colombo 03, Sri Lanka.

Item 2.

(a)	Name of Person Filing

Peter J. Smith as President and Chief Executive Officer of Argentum 47, Inc., which is the registered owner of the shares covered by this Schedule 13G/A.

(b)	Address of Principal Business Office or, if none, Residence

X3 Jumeirah Bay

Office 3305

Jumeirah Lake Towers

Dubai, UAE

(c)	Citizenship

Mr. Smith is a citizen of the United Kingdom. Argentum 47, Inc. is a Nevada corporation.

(d)	Title of Class of Securities

Common Stock, $.001 par value

(e)	CUSIP Number

266037 100

13G/A

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [Not applicable to the Reporting Person]

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned.

See item 9 on Cover Page to this Schedule 13G/A.

(b)	Percent of class:

9.01%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See items 5 and 7 on Cover Page to this Schedule 13G/A.

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

See items 5 and 7 on Cover Page to this Schedule 13G/A.

(iv)	Shared power to dispose or to direct the disposition of

None.

13G/A

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable to the Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable to the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Global Equity Partners Plc, a wholly-owned subsidiary of Global Equity International, Inc. (now known as Argentum 47, Inc.), originally acquired the shares from the Issuer as consideration for consulting services rendered. The shares were subsequently assigned for no consideration to another wholly-owned subsidiary of Global Equity International, Inc., named GEP Equity Holdings Ltd., who subsequently assigned the shares for no consideration to Global Equity International, Inc. The shares are now registered in the name of Argentum 47, Inc. (formerly known as Global Equity International, Inc.)

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable as there is no group involved.

Item 10.	Certification

Not applicable to either Reporting Person.

Special Note:

Please direct any questions you may have about this filing to our special counsel, David E. Wise, Esq., WiseLaw, P.C., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 323-6074.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2018

/s/ Peter J. Smith
Signature

Peter J. Smith
Name

An Individual and President and Chief Executive Officer of Argentum 47, Inc.